EXHIBIT 99.5

Press Release

South Korea: Hanwha Total Petrochemical Invests to Expand

Its Polymer Production

Paris/Seoul, December 11, 2017 – Hanwha Total Petrochemical, a 50/50 joint venture between Hanwha and Total, will invest more than $300 Million to expand its integrated refining & petrochemicals platform located in Daesan, South Korea. The investment will increase the site’s polyethylene capacity by more than 50% to 1.1 million tons per year by the end of 2019. This project complements the steam cracker expansion and flexibilisation project announced earlier this year, that will notably enable it to process low-cost propane feedstock. Thus, it will allow the facility to capture margin along the full ethylene-polyethylene value chain.

Daesan is one of Total’s six world-class integrated platforms and a strategic asset for both shareholders. The site, which is comprised of a flexible condensate splitter, a competitive steam cracker and polymers, styrene and aromatics, generated a net result of nearly $1 billion in 2016.

Hanwha Total Petrochemical will use the state-of-the-art Advanced Double Loop technology licensed by Total and Chevron Phillips Chemical Company, which will enable the production of a wide range of high-end specialty polyethylenes.

The additional production of polyethylene, the most widely used polymer, will supply the local South Korean demand and also the fast-growing Chinese market.

“After the expansion of the steam cracker announced earlier this year, this project will allow us to capture margins across the full value chain at this giant integrated platform”, said Bernard Pinatel, President Refining & Chemicals of Total. “We will provide the fast-growing Asian market with high-added-value polymers by leveraging our differentiating technology.”

About Hanwha

Hanwha Group, founded in 1952, is a global leader in a broad range of business spanning the spectrum of manufacturing, construction, finance, services and leisure industries. Hanwha Group consists of 56 domestic affiliates and 226 global networks, as of June 2016.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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